Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT IN RELATION TO RAIL FREIGHT RATE ADJUSTMENTS

Guangshen Railway Company Limited (the “Company”) received a notice issued by China Railway Corporation on 14 February 2014, which stated that in accordance with the Notice on Issues Concerning Rail Freight Rates Adjustments issued by the National Development and Reform Commission, with effect from 15 February 2014, rail freight rates shall be adjusted, and rail freight rates shall be changed from government-prescribed prices to government guidance prices. The major adjustments applicable to the Company’s rail freight rates are as follows:

(1)	the freight rate for commercial operation railway lines which adopt unified freight rates within the national railways shall be adjusted with the average freight rate increasing by RMB1.5 cents per tonne per kilometer; and

(2)	the freight rate for the Guangzhou-Pingshi section of the Beijing-Guangzhou line shall adopt the unified freight rate of state-owned railways.

According to the information disclosed in the 2012 Annual Report of the Company, in 2012, the revenue from freight transportation business of the Company amounted to approximately RMB1.3441 billion, representing 8.9% of the total revenue of the Company in 2012, and the revenue from passenger transportation business amounted to approximately RMB7.8411 billion, representing 52.0% of the total revenue of the Company in 2012. After preliminary assessment, it is expected that the freight rate adjustments will not have any material impact on the operating performance of the Company.

By Order of the Board Guangshen Railway Company Limited Guo Xiang Dong Company Secretary

Shenzhen, the PRC, 16 February 2014

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming

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